UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 4, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

4 July 2008
Number 24/08

BHP BILLITON AGREES IRON ORE PRICES WITH BAOSTEEL, CHINA

BHP Billiton today announced it had reached agreement with China's Baosteel on the price for iron ore deliveries for the contract year commencing 1 April 2008. The following prices apply to all of its long-term supply agreements for deliveries in the contract year with Baosteel.

Yandi Fine Ore
Newman Fine Ore
US cents 144.66 per dry metric tonne unit.

Newman Lump Ore
US cents 201.69 per dry metric tonne unit.

President BHP Billiton Marketing, Tom Schutte said: "We note the recent 2008 contract year price settlement of a major supply source for Australian iron ore with Baosteel. We are pleased to have also reached agreement with Baosteel at the prices announced today. We will now seek to settle agreements with the remainder of our customers under existing long-term supply agreements both in China and other countries."

Chief Executive Ferrous and Coal, Marcus Randolph added: "Together with our positions in metallurgical coal and manganese, our iron ore business gives us a leading position in the supply of commodities to the steelmaking industry. We are happy to have been able to settle the prices announced today with one of our most important customers and we've been particularly pleased with the spirit in which both Baosteel and BHP Billiton undertook negotiations. At the end of what has been a long process, we believe our relationship with our customers remains as positive and strong as ever."

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 4 July 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary